SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                             CRYOPAK INDUSTRIES INC.
                             -----------------------
                               (Registrant's Name)

              1120-625 Howe Street, Vancouver, B.C. Canada V6C 2T6
              ----------------------------------------------------
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                           Form 20-F X     Form 40-F _____

Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                                  Yes ____ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Description of document filed:

     The attached is a Form 61 Quarterly Report for the quarter ended June 30, 1999 as filed with the British Columbia Securities Commission.


                                    FORM 61

                                QUARTERLY REPORT

Incorporated as part of:                       [ ]  Schedule A
                                               [X][X]  Schedules B & C
                                               (place X in appropriate category)

ISSUER DETAILS:

NAME OF ISSUER:                                CRYOPAK INDUSTRIES INC.
ISSUER ADDRESS:                                Suite 1120, 625 Howe Street
                                               Vancouver, British Columbia
                                               V6C 2T6
CONTACT PERSON:                                Laila Yee
CONTACT'S POSITION:                            Office Manager
CONTACT TELEPHONE NUMBER:                      (604) 685-3616
FOR QUARTER ENDED:                             June 30, 1999
DATE OF REPORT:                                August 26, 1999

                                  CERTIFICATE

THE SCHEDULES REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF ITS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE "A" AND SCHEDULES "B" AND "C".

R. LEIGH JEFFS               /s/ R. LEIGH JEFFS               99/08/26
--------------               ------------------               --------
NAME OF DIRECTOR                SIGN (TYPED)            DATE SIGNED(YY/MM/DD)

DOUGLAS R. REID              /s/ DOUGLAS R. REID              99/08/26
---------------              -------------------              --------
NAME OF DIRECTOR                SIGN (TYPE              DATE SIGNED(YY/MM/DD)

CRYOPAK INDUSTRIES INC.
CONSOLIDATED INTERIM BALANCE SHEET
AS AT JUNE 30,1999 AND 1998
(Unaudited - Prepared by Management)

                                                                 1999                           1998
                                                                 ----                           ----
ASSETS
Current
   Cash                                                          $       184,378                $     47,305
   Accounts receivable                                                   511,501                     226,640
   Inventory                                                              40,364                      55,977
   Prepaid expenses                                                      195,670                      13,661
                                                                         931,913                     343,583
Term deposit - restricted                                                125,649                     119,609
Investments                                                                   75                      25,442
Capital assets                                                           484,387                     395,947
Advances to related company                                               39,976                      67,795
Intangibles                                                              358,767                     412,978
                                                                 $     1,940,767                $  1,365,354
LIABILITIES
Current
   Accounts payable and accrued liabilities                      $       248,698                $     34,493
   Current portion of capital lease                                       81,000                      81,000
                                                                         329,698                     475,494
Capital lease payable                                                    230,999                     298,470
Deferred income taxes                                                     20,467                      20,467
                                                                         581,164                     794,431

SHAREHOLDERS' EQUITY

Share capital                                                         10,538,617                   8,642,317
(Deficit)                                                             (9,179,014)                 (8,071,394)
                                                                       1,359,603                     570,923

                                                                 $     1,940,767                $  1,365,354


APPROVED BY THE BOARD:

/s/ R/ Leigh Jeffs
------------------
Director

/s/ Douglas R. Reid
-------------------
Director

CRYOPAK INDUSTRIES INC.
CONSOLIDATED INTERIM STATEMENT OF LOSS AND DEFICIT
FOR THE THREE MONTHS ENDED JUNE 30,1999 AND 1998
(Unaudited - Prepared by Management)

                                                                1999                  1998
                                                                ----                  ----
Sales                                                           $        317,179      $       217,921
Cost of sales, Schedule 1                                                177,276              138,465
Gross profit                                                             139,903               79,456
Operating expenses, Schedule 2                                           398,460              259,480
(Loss) from operations                                                  (258,557)            (180,024)
Other (income) expenses
  Filing, listings, and transfer agent fees                                5,125                4,446
  Investor relations                                                      55,398                7,500
  Royalties                                                               13,280               10,668
  Amortization                                                            39,869               37,637
                                                                         113,672               60,251
(Loss) for the period                                                   (372,229)            (240,275)
(Deficit), beginning of period                                        (8,806,785)          (7,831,120)
(Deficit), end of period                                        $     (9,179,014)     $    (8,071,395)


CRYOPAK INDUSTRIES INC.
CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION
FOR THE THREE MONTHS ENDED JUNE 30,1999 AND 1998
(Unaudited - Prepared by Management)

                                                                 1999                    1998
                                                                 ----                    ----
Operating activities
  Net (loss) for the period                                      $      (372,229)        $      (240,274)
  Adjustment for:
     Depreciation and amortization                                        39,869                  37,636
                                                                        (332,360)               (202,638)
  Changes in non-cash working capital
     Accounts receivable                                                (126,270)                 23,154
     Inventory                                                           (19,756)                (19,220)
     Prepaid expenses                                                   (181,596)                 (1,465)
     Accounts payable and accrued liabilities                            (28,269)               (137,947)
     Note payable                                                              -                (350,000)
     Current portion of capital lease obligation                          (3,544)                    826
  Cash used in operating activities                                     (691,795)               (687,290)
Financing activities
     Issue of shares                                                     326,167                 749,999
     Capital lease obligation                                            (18,058)                (21,545)
  Cash provided by financing activities                                  308,109                 728,454
Investing activities
     Purchase of fixed assets                                            (81,129)                    (52)
     Advances from related company                                         8,893                   2,777
  Cash used in investing activities                                      (72,236)                  2,725
Increase (decrease) in cash, end of period                              (455,922)                 43,889
Cash (bank indebtedness), beginning of period                            765,948                 123,026
Cash (bank indebtedness), end of period                          $       310,026         $       166,915


CRYOPAK INDUSTRIES INC.
INTERIM CONSOLR)ATED SCHEDULE OF COST OF SALES
FOR THET1IREE MONTHS ENDED JUNE 30,1999 AND 1998
(Unaudited - Prepared by Management)

                                                                      Schedule 1

                                                                1999                            1998
                                                                ----                            ----
Purchases                                                       $        142,668                $   115,884
Brokerage and tarriffs                                                     1,375                      1,207
Delivery and freight                                                      33,233                     21,374
Total cost of sales                                             $        177,276                $   138,465


CRYOPAK INDUSTRIES INC.
INTERIM CONSOLIDATED SCHEDULE OF OPERATING EXPENSES
FOR THE THREE MONTHS ENDED JUNE 30, 1999 AND 1998
(Unaudited - Prepared by Management)

                                                                      Schedule 2

                                                                 1999                         1998
                                                                 ----                         ----
Interest and bank charges                                        $         4,994              $      10,604
Consulting and management fees                                           127,308                     78,800
Media advertising, marketing and promotion                                77,135                     31,345
Office                                                                    31,607                     31,813
Professional fees                                                         30,333                      9,816
Rent                                                                      13,239                     13,413
Salaries and benefits                                                     40,602                     40,815
Telephone                                                                  9,941                     10,984
Travel and vehicle                                                        63,301                     31,890
                                                                 $       398,460              $     259,480

                                     FORM 61

                                QUARTERLY REPORT

Incorporated as part of:                       [ ] Schedule A
                                               [X][X] Schedules B & C
                                               (place X in appropriate category)
ISSUER DETAILS:
NAME OF ISSUER:                                 CRYOPAK INDUSTRIES INC.
ISSUER ADDRESS:                                 Suite 1120, 625 Howe Street
                                                Vancouver, British Columbia
                                                V6C 2T6
CONTACT PERSON:                                 Laila Yee
CONTACT'S POSITION:                             Office Manager
CONTACT TELEPHONE NUMBER:                       (604) 685-3616
FOR QUARTER ENDED:                              June 30, 1999
DATE OF REPORT:                                 August 26, 1999

                                   CERTIFICATE

THE SCHEDULES REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF ITS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE "A" AND SCHEDULES "B" AND "C".

R. LEIGH JEFFS               /s/R. Leigh Jeffs                   99/08/26
--------------               -----------------                   --------
NAME OF DIRECTOR               SIGN (TYPED)               DATE SIGNED (YY/MM/DD)

DOUGLAS R. REID             /s/Douglas R. Reid                   99/08/26
---------------             ------------------                   --------
NAME OF DIRECTOR               SIGN (TYPED)               DATE SIGNED (YY/MM/DD)

CRYOPAK INDUSTRIES INC.
SCHEDULE B
FOR THE THREE MONTHS ENDED JUNE 30,1999

1.   For the Current Fiscal Year-to-Date

     The aggregate amount of expenditures made to parties not at arm's length from the issuer is $87,000 in management fees paid to three Directors. The payments were made pursuant to management contracts.

     Consulting fees amount to $40,308.

2.   For the Quarter Ended June 30, 1999

     a)   Securities Issued

             Type of security issued: common shares
             Type of issue:  exercise of options


# of Shares Price               Price           Date of Issue           Total Proceeds     Type of Consideration
-----------------               -----           -------------           --------------     ---------------------
100,000                         $  0.50          Apr. 20/99             $       50,000          Cash
 36,300                            0.82          Apr. 20/99                     29,766          Cash
 30,000                            0.50          Apr. 29/99                     15,000          Cash
 50,000                            0.50          Apr. 29/99                     25,000          Cash
  5,000                            0.52           May 6/99                       2,600          Cash
  7,000                            0.52          May 20/99                       3,640          Cash
 70,000                            0.50          May 25/99                      35,000          Cash
 50,000                            0.50          June 8/99                      10,000          Cash
230,000                            0.52          June 8/99                       4,160          Cash


Type of security issued: common shares
Type of issue: private placement

# of Shares             Price           Date of Issue           Total Proceeds     Type of Consideration
-----------             -----           -------------           --------------     ---------------------
125,000                 $ 0.776         Apr. 16/99$                     97,000          Cash
 72,000                 $  0.75         Apr. 23/99$                     54,000          Cash
150,000                 $  1.00         June 30/99                     150,000          Cash


     b)   Options Granted

Optionee                # of Shares             Exercise Price          Expiry Date             Date of Grant
--------                -----------             --------------          -----------             -------------
Harry Bygdnes               115,000             $  0.86                 April 21, 2001          April 21, 1999
Leigh Jeffs                 115,000                0.86                 April 21, 2001          April 21, 1999
Harley Sinclair              40,000                0.86                 April 21, 2001          April 21, 1999
Ross Morrison               100,000                0.86                 April 21, 2001          April 21, 1999


3.   As at the Quarter Ended June 30, 1999

         a)  Authorized Capital                        $100,000,000
             Shares Issued and Outstanding               17,929,040
             Shares Allocated but Unissued                3,000,000

         b)


Type of Security        # of Shares     Conversion/Exercise Price       Expiry Date
----------------        -----------     -------------------------       -----------
Options                   150,000             $0.50                     September 2, 1999
                          100,000              0.40                         June 26, 2000
                          390,000              0.82                       August 17, 2000
                          343,000              0.64                       January 7, 2001
                          200,000              0.82                     February 11, 2001
                          290,000              0.86                        April 21, 2001
                         *750,000              0.76                        March 19, 2004
Preferred Shares              530             $2.50                          May 12, 2000
Warrants                  250,000             $0.60                       August 18, 1999
                          125,000             0.776                    September 20, 1999
                          119,608              0.46                        March 20, 2000
                          250,000              0.46                        April 29, 2000
                          225,000              0.46                          May 13, 2000
                          135,000              0.46                          May 29, 2000
                          265,000              0.46                          June 3, 2000
                          125,000              0.46                         June 17, 2000
                           72,000              1.00                        April 23, 2001
                          150,000              1.15                         June 21, 2001


* These options will vest at a rate of 50,000 at the end of each calendar quarter commencing March 31, 1999 and are subject to shareholder approval.

         c) Shares in escrow
              350,000

         d) List of Directors
              Harry Bydgnes
              R. Leigh Jeffs
              Douglas R. Reid
              John McEwen
              John F. Morgan
              Ross Morrison

CRYOPAK INDUSTRIES INC.
SCHEDULE C
FOR THE THREE MONTHS ENDED JUNE 30, 1999

The Company is in the business of selling refrigerant packaging solutions. The Company developed and holds patents for its Cryomat product, which is comprised of uniform, laminate pouches filled with a clear non-toxic liquid. When frozen, Cryomat is used to provide even distribution of refrigeration over a large area.

General Discussion
------------------

Sales during the period have increased by approximately 45% with gross profits increasing by approximately 76%. Operating expenses were somewhat higher due to an increase in advertising and promotion, marketing, travel, and hiring of additional personnel. The purchase orders on hand clearly justify these increases.

The Company anticipates a significant increase in sales during the next quarters as orders are filled in both the pharmaceutical and airline business sectors.

The Company has arranged and completed several private placements. The proceeds from these financing activities have been used for working capital.

The Company is aware of the Year 2000 issues and has been taking the necessary actions to ensure a smooth transition into the new millennium. The majority of the office equipment, including computer hardware and software, are either Y2K compliant or have been replaced or modified. Currently, the Company is approximately 90% Y2K compliant. The Company estimates that all issues will be resolved by September 1999.

Investor Relations Activities
-----------------------------

The Company is currently using European Investor Services Ltd. to handle European investor relations and CCRI for investor relations activities in the United States. The Company's investor relations is otherwise handled internally.

CRYOPAK INDUSTRIES INC.

/s/ R/ Leigh Jeffs
------------------
R. Leigh Jeffs
Director